NuScale Power, LLC 1100 NE Circle Blvd., Suite 200, Corvallis, OR 97330 • Phone: (541) 452.7476 • Email: rhamady@nuscalepower.com COPYRIGHT © 2025 NUSCALE POWER, LLC. NUSCALE CONFIDENTIAL – PROPRIETARY CLASS 3 www.nuscalepower.com July 24, 2025 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street, NE Washington, D.C. 20549 Attention: Andi Carpenter Anne McConnell Re: NuScale Power Corporation Form 10-K for Fiscal Year Ended December 31, 2024 Filed March 3, 2025 File No. 001-39736 Ladies and Gentlemen: On behalf of NuScale Power Corporation (the “Company”, “we” or “our”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 15, 2025 (the “Comment Letter”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2024 filed March 3, 2025. The headings and numbered items in this letter correspond to the headings and numbered items in the Comment Letter. For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed such comments with the Company’s response. Form 10-K for Fiscal Year Ended December 31, 2024 Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 40 1. We note cost of sales decreased to $4.9 million from $18.9 million in the prior year; however, we note no discussion of the decrease. Please revise future filings to explain the factors that contribute to changes in financial statement line items, including revenue and cost of sales, between periods. Quantify, where possible, the extent to which each factor contributed to the overall change, including the impact of offsetting factors. Refer to Items 303(a) and (b) of Regulation S-K and SEC Release No. 33- 8350. Response: The Company respectfully acknowledges the Staff’s comment and will revise future filings as the Staff directs. Item 15. Exhibits and Financial Statement Schedules Exhibits 31.1 and 31.2, page 50

2 | nuscalepower.com • COPYRIGHT © 2025 NUSCALE POWER, LLC. NUSCALE CONFIDENTIAL – PROPRIETARY CLASS 3 2. We note the officer certifications included in Exhibits 31.1 and 31.2 exclude the introductory language in paragraph 4 regarding each officers' responsibility for establishing and maintaining internal control over financial reporting, in addition to their responsibility for establishing and maintaining disclosure controls and procedures. Please revise future annual and quarterly filings to ensure each Section 302 certification includes all the prescribed language set forth in Item 601(b)(31)(i) of Regulation S-K. Response: The Company respectfully acknowledges the Staff’s comment and will revise future annual and quarterly filings as the Staff directs. Exhibit 32.2, page 52 3. Please ensure all future filings include the correct Chief Financial Officer's name in the certification. The name included in the current certification does not match the signer's name. Response: The Company respectfully acknowledges the Staff’s comment and will revise all future filings as the Staff directs. Consolidated Financial Statements Notes to Consolidated Financial Statements Note 16. Related Party Transactions, page F-25 4. We note your disclosures of transactions recognized in your financial statements related to Fluor, a related party. Please revise your financial statements in future annual and quarterly filings to state amounts of related party transactions on the face of your balance sheets, statements of operations, and statements of cash flows as required by Rule 4-08(k) of Regulation S-X. Response: The Company respectfully acknowledges the Staff’s comment and will revise its financial statements in future annual and quarterly filings as the Staff directs. ***** We respectfully acknowledge that the Company and its management are responsible for the adequacy and accuracy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff. We appreciate the opportunity to respond to your comments and we would be happy to speak to you directly in order to facilitate your review of our response or to provide any additional information or clarification. Sincerely, /s/ Robert Ramsey Hamady Robert Ramsey Hamady Chief Financial Officer cc: Steven H. Hull, Stoel Rives LLP